Puravita Corporation
1441 Ocean Drive
Vero Beach , Florida 32963
Telephone: 772.234.9999

March 1, 2016
United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549

Attn:    Tom Kluck
Legal Branch Chief

Re:      Puravita Corporation
Post Effective Amendment 8
File No. 333-202520

Dear Mr. Kluck:
As per our conversation,  I am submitting this Post effective amendment for Puravita to address the issues listed below.

1. Audited financial statements from the Company's new CPA's, Ankit Consulting Services, Inc., Certified Public Accountants have been added to the amendment.

2. Under the heading Executive Compensation-Employment Contracts and Officer's Compensation, it is stated that no officer, director or employee has received any compensation.

3. Under the heading Security Ownership of Certain Beneficial Owners and Management it is stated that no shares of common or preferred stock has been sold.

I am grateful for your interaction / availability to discuss and aid to get through this transition.

Very truly yours,

/s/ Rory O'Dare
Rory O'Dare, President
Puravita Corporation